[UBS Letterhead]
October 22, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela A. Long, Esq. Edward M. Kelly, Esq.
Re:	Pzena Investment Management, Inc. Registration Statement on Form S-1 Registration No. 333-143660
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise that between October 9, 2007 and the date hereof 6,400 copies of the Preliminary Prospectus dated October 9, 2007 were distributed as follows:
•	2,542 to 2,313 institutional investors;

•	1,000 to 1,000 prospective underwriters;

•	0 to 0 prospective dealers;

•	237 to 237 individuals;

•	0 to 0 rating agencies; and

•	2,621 to 2,621 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern time on October 24, 2007 or as soon thereafter as practicable.

Very truly yours,
UBS SECURITIES LLC
As Representative of the Underwriters
By:	/s/ Young Yu

Name:	Young Yu
Title:	Director

By:	/s/ Brad Hearsh

Name:	Brad Hearsh
Title:	Managing Director